

02006797

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-43567~~ 8-52213



SEC MAIL
RECEIVED
PROCESSING
MAR 01 2002
WASH, D.C.
365
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vencast Securities, LLC



RECD S.E.C.
MAR 01 2002
535

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas, 27th Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David B. Denson (212) 789-6614
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name — *if individual, state last, first, middle name*)

360 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-19-02

OATH OR AFFIRMATION

I, DAVID B. DENSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Vencast Securities, LLC, as of

February, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE.



Signature

CHIEF COMPLIANCE OFFICER

Title



Notary Public

ALAN SCHNUER 01SC4991026
NOTARY PUBLIC STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES JAN 21 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BERDON

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Vencast Securities, LLC

We have audited the accompanying statement of financial condition of Vencast Securities, LLC (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Vencast Securities, LLC as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses since inception which raises substantial doubt about the Company's ability to continue as a going concern. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Berdon LLP
Certified Public Accountants

February 8, 2002

Berdon LLP
CPAs and Advisors
A member of Horwath International


Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

VENCAST SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF VENCAST, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

VENCAST SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF VENCAST, INC.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 26,637
Accrued fees receivable	42,750
TOTAL ASSETS	$ 69,387

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 3,014
TOTAL CURRENT LIABILITIES	3,014
STOCKHOLDER'S EQUITY:	
Stockholder's capital	971,936
Accumulated deficit	(905,563)
TOTAL STOCKHOLDER'S EQUITY	66,373
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 69,387

The accompanying notes are an integral part of this statement.

VENCAST SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF VENCAST, INC.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Vencast Securities, LLC (the "Company") is a wholly owned subsidiary of Vencast, Inc. (the "Parent"). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc (NASD). The Company, incorporated on November 12, 1999, conducts business from its office in New York City. The Company obtained approval of its membership application and began operations in April 2000.

The Company engages primarily in providing broker-dealer services to customers of its Parent. Such service includes matching and introducing pre-qualified investors who have subscribed for access to the Parent's private network with issuers or agents that utilize the private network. The private network offers sellers of private equity securities a forum for the distribution of content-rich information about investment opportunities (i.e., securities offerings) to select pre-qualified institutional and other investors. The Company may also serve as a placement agent with respect to securities offerings that are "presented" on the private network or as a facilitator with respect to such offerings by assisting prospective investors and issuers or issuers' agents in communicating with one another for the ultimate purpose of placing the deal.

The following is a summary of significant accounting policies:

(a) Organization and Set-Up Costs

All organization and set up costs were charged as period expenses when incurred.

(b) Taxes

The Company is a limited liability company, and accordingly, the taxable income or loss of the Company is includable in the federal and state income tax returns of the Parent. Under a formal tax sharing agreement, federal income taxes are computed as if the Company were to file a separate income tax return. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

(continued)

VENCAST SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF VENCAST, INC.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act"), the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule pursuant to Rule 15c3-1 of the Act. At December 31, 2001, the Company had net capital of $23,623 which was $18,623 in excess of required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .13 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i).

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Accounting Standards Board Statement No. 107, "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. All of the Company's financial instruments, as defined, which are recognized in the statement of financial condition, are carried at, or approximate, fair value.

NOTE 4 - INCOME TAXES

At December 31, 2001, the Company had a gross deferred tax asset of approximately $400,000. Management believes a full valuation allowance is necessary. This deferred tax amount is attributable to temporary differences arising principally from net operating loss carryforwards. The Company believes that the results of future operations will not generate sufficient taxable income necessary in order to utilize the deferred tax asset.

NOTE 5 - GOING CONCERN

The Company has sustained net losses, since inception, of approximately $906,000. The Company believes that the results of near-term future operations will not result in net income. The aforementioned condition raises substantial doubt about the Company's ability to continue as a going concern. Management believes that the Parent will continue to be able to raise funds and will continue to finance the Company's operations.